December 2, 2004

via U.S. mail
via facsimile

Nikoloas Cacos	               Art Lang
President and Director  					(604)687-1858
Amera Resources Corporation
Suite 709-837 West Hastings St
Vancouver, British Columbia
Canada, V6C 3N6

RE:		Amera Resources Corporation
		Registration Statement on Form 20-F
		File No. 0-51005
		Filed on October 28, 2004

Dear Mr. Cacos:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See
Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing, so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.
2. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
3. Update your disclosure throughout to the most recent practicable date with each amendment. For example, update the exchange rate information. See Item 3.A.3 of Form 20-F. Also update the Capitalization and Indebtedness section to a date no earlier than sixty days prior to the date of the document. See Item 3.B. of Form 20-F.

Risk Factors
4. Eliminate from this section disclosure that mitigates the risk you present. For instance, when discussing a shareholders ability to enforce civil liabilities against the company, delete the sentence that begins, "However, U.S. laws would generally be enforced . . .."
Additionally, when discussing possible challenges to your title, delete the sentence, "The Company is not aware of challenges to the location or area of its property interests."
5. State each risk directly and succinctly. Avoid excessive information that serves only to make the disclosure longer.
6. Include one risk factor under each subheading. For instance, but not limited too, discuss risks associated TSX Ventures Exchange as a separate risk. Further, the risk factor, "Exploration for minerals on . . ." on page 12 appears to contain several risks associated with your operations. At the same time, however, eliminate risk factors that significantly overlap with each other or address essentially the same issue. For instance, you have two risk factors that address the effects of your limited financial resources and two risk factors that address the effects of government regulation.

Because the company has limited financial . . . - page 10
7. Disclose your net operating deficit and discuss how long the company can operate without the sale of additional securities.
8. Disclose the fact that your auditor issued a going concern opinion as a separate risk factor.

This registration statement contains . . . - page 16
9. Please delete this risk factor. We note that you have already included a section on the forward-looking information. The risk factor section should contain only those risks that are unique to your operations or industry.

Information on the Company

History and Development of the Company - p age 18
10. We note that you changed your name from XS Capital Corp. to Amera Resources Corporation. Here or on page 54, explain why you changed your name, whether this involved any change in management or control and whether your operations have changed since your incorporation. Refer to Item 4.A.4 of Form 20-F.
11. Based upon the disclosure under "Employment Agreements," it appears that there are affiliations between and you IMA, IMASA and Golden Arrow. For each property purchased, discuss how you came to determine the purchase price.
12. On page 19, you state that the company intends to sell additional securities to finance exploration. Here or in your liquidity discussion, revise to indicate how many shares you intend to sell and how much money you need to raise to fund your exploration activities, to the extent known at this time.

Government Regulations - page 20
13. Please provide a more detailed description of the government regulations affecting your business. For example, if a permit is required for you to conduct any exploratory activities, please discuss the requirements for the permit, whether you have obtained such a permit or the status of your application for the permit and the regulatory body responsible for granting the permit. We may have further comments. See Item 4.B.8 of Form 20-F.

Regional and Local Geology - page 25
14. We note your disclosure that the property is underlain by basement rock, which is faulted against and overlain by Tertiary age volcanic rock. Revise to indicate the impact this has on your ability to mine the property.

Esperanza Project - page 30
15. Revise to indicate the expected cost of bringing the Esperanza property "up to the bankable feasibility" within three years.

Chubut Project - page 30
16. Revise to indicate why you purchased the rights to these properties. We note your disclosure that you have no plans to work on these properties in the immediate future.


El Gigante-Rica Project - page 31
17. Revise to indicate how much you paid for the option on these properties and identify the party from which you purchased the option.

Plan of Operation - page 31
18. Please provide an update on Phase I. Have you commenced the exploration? If not, when do you plan on starting Phase I, and what impact will any delay have on Phase II.
19. On page 31, you state that you state that "generative exploration activities are planned to continue" in Nevada. Revise your business discussion to include disclosure on any rights or interests you have in Nevada. It seems that your activities have been focused on Argentina and Peru.

Liquidity and Capital Resources - page 34
20. We note your statement that "[T]he Company does not consider that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year." Explain what amount you feel would be "adequate."

Directors, Senior Management and Employees - page 34
21. We note that many of your executives will be working for the company on a part time basis. For each executive, revise to indicate the number of hours per week each executive is expected to work for the company.
22. Revise to identify any companies (a) employing identified directors or officers or (b) with which any officers or directors are affiliated. In addition, if it is not clear what line of business the company is engaged in, please provide a description.

Employment Agreements - page 40
23. Revise to discuss what factors the board will look at in determining a termination payment.
24. Revise to indicate why IMA or Golden Arrow will begin to
reimburse the company for Mr. Terry`s fees.   In addition, indicate
the portion of Mr. Kerry`s compensation that Golden Arrow is expected to pay.
25. In the appropriate location, include a more complete discussion on the Grasso Group. Include within this discussion the names of all employees controlled by the Grasso Group.
26. Provide a more complete explanation of the services IMA provided to the company and how you determined the amount that was to be reimbursed. For instance, what "corporate development services" were provided by IMA and how was the cost of $27,000 determined?
27. Disclose the names of the purchasers in the private placement discussed on page 50. Further, discuss the pricing policies of TSX Venture. Additionally, revise to disclose the amount raised in the private placement and how the proceeds were used.

Employees, page 45
28. You state you have no employees. However, we note that you employ a number of executive officers. Please reconcile and revise your disclosure accordingly.

Additional Information

Annual and Extraordinary General Meetings - page 57
29. Please disclose the conditions under which extraordinary general meetings are convoked. See Item 10.B.5 of Form 20-F.

Taxation

Material Canadian Federal Income Tax Consequences - page 60
30. Revise to indicate whether the company assumes responsibility for the withholding of any taxes. Refer to Item 10.E of Form 20-F.

Inspection of Documents - page 63
31. Please disclose to readers that any publicly filed documents may be viewed and inspected at the Commission`s Public Reference Room. Ensure that the Commission`s complete address is included.

Engineering Comments

General
32. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property,
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
33. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.
34. You utilize a significant amount of technical terminology that is probably unfamiliar to the average investor. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

Risk Factors, page 10
35. The second paragraph on page 10 uses the term ore. "Ore(s)", or "ore body" - Under SEC Industry Guide 7, the terms "ore(s)," or "ore body" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the term "ore(s)," and "ore body" from this definition and the rest of the filing.
36. The second paragraph on page 10 utilizes the term operation. The words "operation(s)," "development," and "production" have very specific meanings under Industry Guide 7(a)(4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7).
They reference the "development stage" when companies are engaged in preparing reserves for production, and the "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide 7, please remove the terms "operation(s)," "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.
37. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability, your properties do not contain any reserves, and any funds spent on exploration will probably be lost.
38. Add a risk factor that addresses the fact that a professional geologist or mining engineer has not examined your property in the field and detail the risks to investors.

Exploration History, page 25
39. In the first paragraph of this section, gold values are quoted as ranging from a value. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.
Revise your text accordingly.
40. Since the cutoff grade concept is important to understanding the potential of your mineral properties, disclose a definition for the term "cutoff" that illuminates the fact that a "cutoff" grade or tenor is used to define a mineral resource that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices of the mineral deposit.

Directors and Senior Management, page 34
41. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in the risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.
42. Disclose:
* Briefly, describe the person`s business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.
See Item 401 of Regulation S-B.

Planned Future Work, page 26
43. Expand your disclosure about your exploration plans for your properties.
* Disclose a brief geological justification for each of your exploration projects written in non-technical language.
* Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Alternatively, disclose that you have no current detailed plans to conduct exploration on your property.
* Disclose how the exploration program will be funded.
Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Website
44. To the extent that your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, consider including cautionary language such as the following:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."


Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

In responding to this comment letter, you must comply with Rule 12b-15 and General Instruction D of Form 20-F, which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made. You should include with your filing a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also, you should note the location of any material changes that you made for reasons other than in response to our comments. Supplementally, please provide four copies of your amended registration statement clearly and accurately marked to reflect the changes that you have made to Jason Wynn. In the event that you disagree with any of our comments, tell us why in your response letter. We may have additional comments based on your responses.

Direct questions relating to the engineering comments to George Schuler at (202) 942-5527. Direct questions relating to all other disclosure issues to Jason Wynn at (202) 824-5665 or, in his absence, to Michael McCoy, at (202) 942-1908, or in his absence to the
undersigned, at (202) 942-1870.   Direct any correspondence to us at
the following ZIP Code: 20549-0405.

Sincerely,


									H. Roger Schwall
									Assistant Director


cc:	G. Schuler
M. McCoy

Amera Resources Corporation
December 2, 2004
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE